NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07025664

SEC MAIL
RECEIVED
PROCESSING
SECTION
JUL 30 2007
WASH. D.C.
161

July 20, 2007

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release dated July 20, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

PER: BARBARA O'NEILL

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

8/3

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **JULY 20, 2007**

News Release: 07-12 Symbol: TSX Venture: MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Updates Its Continuous Disclosure Filing

Manson Creek Resources Ltd. ('Manson Creek') wishes to announce that as part of an ordinary course continuous disclosure review conducted by the Alberta Securities Commission, it has submitted an amended Form 52-109F2 for the period ended December 31, 2006 and December 31, 2007 and an addendum to its Information Circular dated March 12, 2007.

The Original Certificates for the three months ended December 31, 2005, incorrectly make reference in paragraph 4(a) to the annual filings instead of the interim filings. As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52 – 109F2 dated June 28, 2007 required to be filed by the issuer with the Canadian securities regulatory authorities through SEDAR.

The Original 52 – 109F2 Certificates filed on February 28, 2007 for the three months ended December 31, 2006, incorrectly included paragraph 4(c), which is required on the annual certificate 52 – 109F1 but not the correct content for Form 52 – 109F2. As of March 5, 2007, the Original Certificates are superseded and replaced by the Form 52 – 109F2 dated March 5, 2007 required to be filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

As part of an ordinary course continuous disclosure review conducted by the Alberta Securities Commission, Manson Creek has filed their Audit Committee Charter as an Addendum to our Information Circular dated March 12, 2007. The original Information Circular instructed the reader to refer to the Company's website and did not attach the Audit Committee Charter.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JULY 20, 2007

News Release: 07-12

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Updates Its Continuous Disclosure Filing

Manson Creek Resources Ltd. ('Manson Creek') wishes to announce that as part of an ordinary course continuous disclosure review conducted by the Alberta Securities Commission, it has submitted an amended Form 52-109F2 for the period ended December 31, 2006 and December 31, 2007 and an addendum to its Information Circular dated March 12, 2007.

The Original Certificates for the three months ended December 31, 2005, incorrectly make reference in paragraph 4(a) to the annual filings instead of the interim filings. As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52 – 109F2 dated June 28, 2007 required to be filed by the issuer with the Canadian securities regulatory authorities through SEDAR.

The Original 52 – 109F2 Certificates filed on February 28, 2007 for the three months ended December 31, 2006, incorrectly included paragraph 4(c), which is required on the annual certificate 52 – 109F1 but not the correct content for Form 52 – 109F2. As of March 5, 2007, the Original Certificates are superseded and replaced by the Form 52 – 109F2 dated March 5, 2007 required to be filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

As part of an ordinary course continuous disclosure review conducted by the Alberta Securities Commission, Manson Creek has filed their Audit Committee Charter as an Addendum to our Information Circular dated March 12, 2007. The original Information Circular instructed the reader to refer to the Company's website and did not attach the Audit Committee Charter.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE NO. 82-3874

NEWS RELEASE

JULY 20, 2007

News Release: 07-12

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Updates Its Continuous Disclosure Filing

Manson Creek Resources Ltd. ('Manson Creek') wishes to announce that as part of an ordinary course continuous disclosure review conducted by the Alberta Securities Commission, it has submitted an amended Form 52-109F2 for the period ended December 31, 2006 and December 31, 2007 and an addendum to its Information Circular dated March 12, 2007.

The Original Certificates for the three months ended December 31, 2005, incorrectly make reference in paragraph 4(a) to the annual filings instead of the interim filings. As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52 – 109F2 dated June 28, 2007 required to be filed by the issuer with the Canadian securities regulatory authorities through SEDAR.

The Original 52 – 109F2 Certificates filed on February 28, 2007 for the three months ended December 31, 2006, incorrectly included paragraph 4(c), which is required on the annual certificate 52 – 109F1 but not the correct content for Form 52 – 109F2. As of March 5, 2007, the Original Certificates are superseded and replaced by the Form 52 – 109F2 dated March 5, 2007 required to be filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

As part of an ordinary course continuous disclosure review conducted by the Alberta Securities Commission, Manson Creek has filed their Audit Committee Charter as an Addendum to our Information Circular dated March 12, 2007. The original Information Circular instructed the reader to refer to the Company's website and did not attach the Audit Committee Charter.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

END